SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

TravelCenters of America Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

89421B 109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89421B 109	13G/A	Page 2 of 6 Pages

1.	Names of Reporting Persons Service Properties Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Maryland

	5.	Sole Voting Power 1,184,797[1]
NUMBER OF SHARES BENEFICIALLY	6.	Shared Voting Power 0
OWNED BY EACH REPORTING PERSON WITH	7.	Sole Dispositive Power 1,184,797
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,184,797
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 8.1%
12.	Type of Reporting Person (See Instructions) OO

1 On August 1, 2019, TravelCenters of America Inc., formerly known as TravelCenters of America LLC, effected a reverse stock split pursuant to which every five shares of common stock, par value $0.001 per share, of TravelCenters of America Inc. were converted and reclassified into one share of common stock, par value $0.001 per share, of TravelCenters of America Inc., subject to the receipt of cash in lieu of fractional shares. The amounts set forth in this Schedule 13G/A are presented after giving effect to that reverse stock split.

CUSIP No. 89421B 109	13G/A	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

TravelCenters of America Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

24601 Center Ridge Road

Suite 200

Westlake, OH  44145-5639

Item 2(a).	Name of Person Filing:

This Schedule 13G/A is being filed on behalf of Service Properties Trust (“SVC”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of SVC is:

Two Newton Place

255 Washington Street, Suite 300

Newton, Massachusetts  02458

Item 2(c).	Citizenship:

SVC is a Maryland real estate investment trust.

CUSIP No. 89421B 109	13G/A	Page 4 of 6 Pages

Item 2(d).	Title of Class of Securities:

The class of securities to which this Schedule 13G/A relates is Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”).

Item 2(e).	CUSIP Number:

The CUSIP number for the Common Stock is 89421B 109.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________________________________________

Item 4.	Ownership.

(a)	Amount beneficially owned:

SVC is the direct and beneficial owner of 1,184,797 shares of Common Stock.

(b)	Percent of class:

SVC is the direct and beneficial owner of approximately 8.1% of the outstanding shares of Common Stock.

The percentages of beneficial ownership reported in this Schedule 13G/A are based on 14,573,555 shares of Common Stock issued and outstanding as of January 13, 2021, such number of outstanding shares of Common Stock having been provided to the Reporting Person by the Issuer.

CUSIP No. 89421B 109	13G/A	Page 5 of 6 Pages

(c)	Number of shares as to which SVC has:

(i)	Sole power to vote or to direct the vote: 1,184,797

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,184,797

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2021

SERVICE PROPERTIES TRUST

/s/ Brian E. Donley
(Signature)

Brian E. Donley, Chief Financial Officer and Treasurer
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).